UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington



10035273

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falcon Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 South Myrtle Avenue, Suite 401
(No. and Street)

Clearwater	Florida	33756
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt Feshbach (727) 298-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brimmer, Burek & Keelan LLP
(Name – *if individual, state last, first, middle name*)

5601 Mariner Street, Suite 200	Tampa	Florida	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt Feshbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falcon Research, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of Florida, County of Pinellas;
Sworn to and subscribed before me on February 26, 2010 by Kurt Feshbach.



SHELLY M. FOX
Commission #DD710673
My Commission Expires
November 11, 2011

Signature

President
Title

Notary Public - Shelly M. Fox
Produced identification: FL driver license

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Falcon Research, Inc.
Table of Contents
December 31, 2009



Brimmer, Burek & Keelan LLP

Certified Public Accountants
5601 Mariner Street, Suite 200 • Tampa, Florida 33609
(813) 282-3400 • Fax (813) 287-8369

Terry R. Brimmer, CPA
Brian B. Burek, CPA
John F. Keelan, CPA
Walter C. Copeland, CPA
Donald T. Keyes, CPA
Kara K. Keyes, CPA
Gemma Thomas
(License in Colorado)

A Firm Registered with PCAOB

Members of:
Center for Public Company Audit Firms

American Institute of Certified Public Accountants

Florida Institute of Certified Public Accountants

Registered Independent Auditor's Report

To the Board of Directors,
Falcon Research, Inc.:

We have audited the accompanying statement of financial condition of Falcon Research, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Research, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brimmer, Burek & Keelan LLP

Brimmer, Burek & Keelan LLP
Tampa, FL
February 26, 2010

Falcon Research, Inc.
Statement of Financial Condition
December 31, 2009

	2009
Assets	
Current assets	
Cash	$ 34,961
Receivable from clearing organization	101,208
Accounts receivable	10,000
Loan receivable	1,000
Marketable securities	613
Prepaid expenses	11,741
Total current assets	159,523
Deposit with clearing organization	97,090
Security deposit	1,981
Furniture and equipment - net	7,076
	106,147
Total Assets	$ 265,670
Liabilities and Stockholder's Equity	
Current liabilities	
Accounts payable	53,572
Accrued expenses	23,800
Deferred revenue	23,708
Total current liabilities	101,080
Commitments and contingent liabilities	-
Stockholder's equity	
Common stock, no par or stated value; 500,000 shares authorized, 83,113 shares issued and outstanding	261,139
Other comprehensive income	(10,717)
Additional paid-in capital	264,570
Accumulated deficit	(350,402)
Total stockholder's equity	164,590
Total Liabilities and Stockholder's equity	$ 265,670

See the accompanying Notes to the Financial Statements

Falcon Research, Inc.
Statement of Operations
For the Year Ended December 31, 2009

	2009
Revenues	
Commissions	$ 861,471
Investment Advisory Fees	240,167
Other income	16,634
Total revenue	1,118,272
Expenses	
Employee compensation and benefits	218,590
Commissions, clearing fees and floor brokerage	74,678
Professional fees	231,333
Occupancy & equipment rental	21,725
Interest expense	1,553
Other operating expenses	290,627
Total expenses	838,506
Net income	279,766
Other comprehensive loss	(1,170)
Comprehensive income	278,596

See the accompanying Notes to the Financial Statements

Falcon Research, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Paid-In Capital	Comprehensive Income	Accumulated Deficit	Total
December 31, 2008	261,139	$ 249,570	$ (9,547)	$ (408,108)	$ 93,054
Change in goss unrealized gains (losses)			(1,170)		(1,170)
Capital contributions	-	15,000	-	-	15,000
Capital distributions	-	-	-	(222,060)	(222,060)
Net income	-	-	-	279,766	279,766
December 31, 2009	$ 261,139	$ 264,570	$ (10,717)	$ (350,402)	$ 164,590

See the accompanying Notes to the Financial Statements

Falcon Research, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2009

	2009
Cash flows from operating activities	
Net income	$ 278,596
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,151
(Increase) decrease in:	
Deposit with clearing organization	(416)
Receivable from broker and dealer	(27,610)
Accounts receivable	(10,000)
Loan receivable	(1,000)
Marketable securities, at market valu€	1,170
Prepaid expenses	151
Security deposit	(1,981)
(Decrease) increase in:	
Accounts payable	(24,151)
Accrued expense	2,150
Deferred revenue	23,708
Net cash provided by operating activities	244,768
Cash flows from investing activities	
Purchase of furniture & equipment	(3,397)
Net cash used in investing activities	(3,397)
Cash flows from financing activities	
Proceeds from capital contributions	15,000
Distributions paid	(222,060)
Net cash used in financing activities	(207,060)
Net change in cash	34,311
Cash	
Beginning of year	651
End of year	$ 34,961
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ 1,553
Franchise tax	$ 1,600

Note 1 - Summary of Significant Accounting Policies

Organization:

Falcon Research, Inc. ("the Company") was incorporated in the State of California on November 8, 1983. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

In the latter part of 2004, the Company elected to move its Office of Supervisory Jurisdiction to Clearwater, Florida. The move occurred in January 2005. In order to register the Company to conduct business in the state of Florida, the Company was required to register a new corporation name, Falcon Research of Tampa Bay, Inc., and then file to operate in Florida under the name Falcon Research, Inc.

On September 7, 2007, the FINRA granted the membership application of the Company with regard to the Membership Agreement Change reducing the minimum net capital requirement from $100,000 to $5,000.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby another broker/dealer clears all transactions. The Company primarily earns commissions through the sale of equities.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

Principal Business Activity:

The Company primarily earns commissions through the sale of equities and fees through the sale of research. The Company also provides investment banking services by engagement and trades securities for its own account.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers' securities. These activities may expose the Company to off-balance-sheet credit risk in the event the customer in unable to fulfill its contractual obligations. At December 31, 2009, the Company did not incur any financial loss related to these obligations. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby another broker/dealer clears all transactions.

Clients' securities and principal transactions, together with the related commission revenues and expenses of the Company, are recorded on the trade date.

Financial Statement Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company's commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial. Receivables for research are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company, with the consent of its Stockholder, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although a provision exists for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800. This amount is included in other operating expenses.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Fixed Assets:

Furniture and equipment are stated at cost. Depreciation charges with respect to furniture and equipment have been made by the Company on the straight-line method over the estimated useful lives of the assets; 5 years for furniture and equipment.

Expenditures for maintenance and repairs are charged to operations as incurred. Expenditures for betterments and major renewals are capitalized and, therefore, are included in property and equipment.

For furniture and equipment not fully depreciated, which is retired or sold, the cost of the asset is credited to the respective asset account, and the related accumulated depreciation is charged to the accumulated depreciation account. The gain or loss from sale or retirement of furniture and equipment is reflected in the statement of operations. There is no gain or loss from the sale or retirement of furniture and equipment for 2009.

Other Income:

Other income includes interest, dividend, and rent income earned from subleasing a portion of the Company's office space in Florida. Rent received from Novus Medical Detox, a related party, totaled $14,400.

Recent Accounting Pronouncements:

The FASB, in June 2009, issued new accounting guidance that established the FASB Accounting Standards Codification, ("Codification" or "ASC") as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. This new guidance became effective for interim and annual periods ending after September 15, 2009. Other than the manner in which new accounting guidance is referenced, the adoption of these changes did not have a material effect of the Company's financial statements.

In May 2009, the FASB issued new accounting guidance, under ASC Topic 855 on subsequent events, which sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material effect on the Company's financial statements.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Fair Value of Financial Instruments

SFAS No. 107, *"Disclosures about Fair Value of Financial Instruments,"* requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Due to their short-term nature, the carrying amounts reported in the financial statements approximate the fair value for cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued expenses.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the difference between the future discounted cash flows compared to the carrying amount of the asset.

Note 2 - Deposits with Clearing Organization

The Company has a brokerage agreement with Penson Financial Services, Inc. ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2009, includes interest earned for a deposit total of $97,090. The Penson Financial Services, Inc. agreement requires the Company to maintain $100,000 on deposit. The agreement states that, at any time, Penson can require the Company to fulfill that obligation. At December 31, 2009, Penson did not require the Company to maintain a $100,000 deposit.

Note 3 - Marketable Securities, At Market

Marketable securities, at market value consist of corporate stocks. At December 31, 2009, the stocks are recorded at their fair market value of $613. The accounting for the mark-to-market on the proprietary trading is included in net dealer inventory and investment gains (losses) account as gross unrealized losses of $1,170. The securities have a cost basis of $11,330.

Note 4 - Furniture and Equipment, Net

Furniture and equipment are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & equipment	$200,527	5
Less: accumulated depreciation	(193,451)	
Furniture, equipment and leaseholds, net	$ 7,076	

Depreciation expense for the year ended December 31, 2009 was $4,151.

Note 5 - Commitments

The Company leases its office in Clearwater, Florida. As of December 31, 2009, the Company incurred $20,070 in rent expense. Effective January 1, 2009, the Company is committed to a three year operating lease for 2,295 square feet of office space. Approximate payments of the non-cancelable operating lease are as follows:

2010	29,370
2011	30,544
Total	$59,914

Note 6 - Contingencies

The Company maintains bank accounts at a financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At no time during the year ended December 31, 2009, were cash balances held in this financial institution in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital of $5,000, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital in excess of its required net capital.

Note 8 - Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

Note 9 - Information relating to the possession or control requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3(k)(2)(ii) and did not maintain possession or control of any customer funds or securities as of December 31, 2009.

Note 10 - Fair Value of Assets and Liabilities

Fair Value accounting establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded money market funds, mutual funds, and equity securities.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate debt securities, certificates of deposit, commercial paper, U.S. agency and municipal debt securities, and U.S. Treasury securities.

Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2009.

Recurring Fair Value Measurements:
The following table presents the Company's fair value hierarchy as of December 31, 2009 for assets and liabilities measured at fair value:

	Quoted Prices in Active Markets for Identical Assets at (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Marketable securities	$ 613	$ 0	$ 0	$613
Not readily marketable securities	$ 0	$ 0	$ 0	$0
Debt securities	$ 0	$ 0	$ 0	$0

Fair Value Option
Effective January 1, 2009, the Company adopted the accounting guidance which allows companies to elect to follow fair value accounting for certain financial assets and liabilities on an instrument by instrument basis. In electing the guidance the Company did not have any financial assets or liabilities that would be affected by this option.

Other Fair Value Disclosures
Descriptions of the valuation methodologies used to estimate the fair value of assets and liabilities not recorded at fair value are as follows:

Cash and cash equivalents, receivables, payables, and accrued expenses and other liabilities include cash and highly liquid investments, receivables and payables from/ to brokers, dealers and clearing organizations, receivables and payables from/ to brokerage clients, drafts, accounts, taxes, interest, and compensation payable. Assets and liabilities in these categories are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Note 11 – Contingencies and Commitments

In June 2008 a complaint was sent to Falcon Research of Tampa Bay, Inc. and Falcon Research, Inc. from Louvre Trustees Limited regarding trading activity in their account. Falcon registered this complaint with FINRA per rules and regulations and subsequently worked to settle the dispute with Louvre but to no result. Louvre then engaged an attorney and filed a complaint with FINRA on October 11th, 2008 which set in motion FINRA's arbitration process.

In May, 2009 the owner of the company, Kurt Feshbach, settled this complaint requiring him to pay $70,000, by paying a monthly installment of $2,500 until the $70,000 is paid in full. As part of the lawsuit, Falcon Research of Tampa Bay, Inc. and Falcon Research, Inc. are guarantors if Mr. Feshbach defaults on the payments. It is Mr. Feshbach's intent to pay the lawsuit settlement. Based on Mr. Feshbach's intent and ability to pay the lawsuit settlement, based on the amount paid as of the date of these financial statements of $17,500, it is impossible to determine an amount that Mr. Feshbach would default. Therefore, the Company has not recorded a liability as the maximum amount can not be estimated.

Falcon Research, Inc.
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2009

	2009
Net capital	
Total stockholders' equity	$ 164,590
Deductions and/or charges	
Nonallowable assets	
Petty cash	(1,200)
Accounts receivable	(11,000)
Furniture, equipment & leasehold improvements, r	(7,076)
Prepaid expenses	(11,741)
Security deposit	(1,981)
Net capital before haircuts on securities	131,592
Less: Adjustments to net capital	
Haircuts on securities	(92)
Net capital	$ 131,500
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 53,572
Accrued expenses	23,800
Deferred revenue	23,708
Total aggregate indebtedness	$ 101,080
Computation of Basic Net Capital Requirement	
Minimum net capital under rule 15c3-1(a)(1)(i)	$ 6,739
Minimum net capital under rule 15c3-1(a)(2)(vi)	$ 5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(vi)]	$ 6,739
Excess net capital	$ 124,761
Ratio: Aggregate Indebtedness to Net Capital	.768 to 1

See accompanying notes and registered independent auditor's report

Falcon Research, Inc.
Reconciliations Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
For the Year Ended December 31, 2009

	2009
Reconciliation with the Company's computation capital, as reported in Company's Part II (unaudited) FOCUS report	$ 131,500
Net capital per audited financial statements	$ 131,500

*There were no differences between the unaudited focus report and the audited report

See accompanying notes and registered independent auditor's report



Brimmer, Burek & Keelan LLP

Certified Public Accountants
5601 Mariner Street, Suite 200 • Tampa, Florida 33609
(813) 282-3400 • Fax (813) 287-8369

Terry R. Brimmer, CPA
Brian B. Burek, CPA
John F. Keelan, CPA
Walter C. Copeland, CPA
Donald T. Keyes, CPA
Kara K. Keyes, CPA
Gemma Thomas
(License in Colorado)

■

A Firm Registered with PCAOB

Members of:
Center for Public Company Audit Firms

American Institute of Certified Public Accountants

Florida Institute of Certified Public Accountants

Registered Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Falcon Research, Inc.:

In planning and performing our audit of the financial statements of Falcon Research, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3e.

   Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures in any of the following:

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by chose charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brimmer, Burek + Keelan LLP

Brimmer, Burek & Keelan LLP
Tampa, FL
February 26, 2010



Brimmer, Burek & Keelan LLP

Certified Public Accountants
5601 Mariner Street, Suite 200 • Tampa, Florida 33609
(813) 282-3400 • Fax (813) 287-8369

Terry R. Brimmer, CPA
Brian B. Burek, CPA
John F. Keelan, CPA
Walter C. Copeland, CPA
Donald T. Keyes, CPA
Kara K. Keyes, CPA
Gemma Thomas
(License in Colorado)

■

A Firm Registered with PCAOB

Members of:
Center for Public Company Audit Firms

American Institute of Certified Public Accountants

Florida Institute of Certified Public Accountants

February 26, 2010

To the Board of Directors of Falcon Research, Inc.
1230 South Myrtle Avenue
Clearwater, FL 33756

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Falcon Research, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Falcon Research, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Falcon Research, Inc.'s management is responsible for the Falcon Research, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we preformed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared The Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenue reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brimmer, Burek & Keelan LLP

Brimmer, Burek & Keelan LLP
Tampa, FL

February 26, 2010

Falcon Research, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009

With Registered Independent Auditor's Report